Mail Stop 3561

September 1, 2006

Ronald Mapes
Blackhawk Biofuels, LLC
22 South Chicago Avenue
Freeport, Illinois 61032

>   **Re: Blackhawk Biofuels, LLC**
>   **Registration Statement on Form SB-2**
>   **Filed August 7, 2006**
>   **File No. 333-136353**

Dear Mr. Mapes:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The securities you are offering for sale include a deferred payment option. Specifically, investors may pay a minimum initial 10% of the purchase price in cash and provide up to the remaining 90% of the purchase price by means of a promissory note that is payable upon written notice by the company, which may occur after the end of the subscription period. Rule 10b-9 under the Securities Exchange Act of 1934 is applicable to this minimum-maximum offering and requires the prompt refund of the consideration paid for securities unless, among other things, "the total amount due to the [issuer] is received by [the issuer] by a specified date." See Rule 10b-9(a)(2). Please provide us with an analysis under Rule 10b-9 and confirm that you will comply with Rule 10b-9.

2. Please provide us with any artwork that you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

3. We note throughout the registration statement, and particularly in MD&A and the Description of Business sections, you reference historical data, future projections or industry information that appears to come from other sources. For example, you make many references to information provided by the National Biodiesel Board. You also often reference legislative initiatives or agency reports. Tell us whether this information is available to the public without charge or at a nominal cost and provide appropriate details in that respect. If the sources are not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may be able to adopt some of these statements as your own.

Cover

4. Please revise your cover page to briefly state that there are restrictions on the transfer of the units.

5. Please indicate on the cover page that the units will not be listed on any national exchange. Refer to Item 501 of Regulation SB.

The Offering, page 4

6. Please briefly disclose why you structured your subscriptions to require a cash payment of at least 10% with the promissory note for the balance and what challenges this could pose should the subscribers not make payments under the notes.

7. To the extent that you modify the offering, briefly state how you would modify the offering and how investors would be informed and what options, if any, would be available to investors upon such modification.

Our Biodiesel Project, page 5

8. Please revise to limit the marketing language in this section and throughout. For example, please avoid making claims such as that WCC and REG are among the

most respected firms currently involved in the biodiesel industry. Also make revisions to the Development Services Provider section beginning on page 86, including references to WCC as a "pioneer" and Todd & Sargent, Inc. as a "leading" engineering firm. In addition, please avoid using marketing language to describe the industry overall, such as that biodiesel is the fastest growing industry or that it is still in its infancy, unless you provide support for the assertions or adopt them as your own belief.

9. Please revise your disclosure in the 4th paragraph to either delete or to explain in greater detail your statement that "the site has sufficient room to expand your operations in future years."

10. Add a statement to indicate that the cost of plant construction could exceed the estimated amount reflected in REG's preliminary budget.

11. Please revise your disclosure to quantify the "minimal infrastructure capital expenses."

Our Financial Plan, page 6

12. Please revise the third paragraph to explain why it is that you do not have a commitment with a bank subject to the condition of raising money in the offering.

Terms of Membership, page 6

13. Revise the second paragraph to clarify the steps, if any, that an investor would need to take in addition to subscribing to purchase 12,500 Units, in order to "agree to become a party" to your Amended and Restated Limited Liability Company Agreement. Please refer to the related comment on page 101.

Escrow of Subscriptions, page 9

14. Revise this section to discuss the fees payable to the escrow agent and from what source those fees will be paid.

Risk Factors to Consider, page 10

15. Please revise to correct the page number in your cross-reference to the Risk Factors section that follows the Prospectus Summary.

Risk Factors, page 13

16. Please revise to remove the last paragraph of the Risk Factors section, stating that you will assert that investors have been advised of and accepted the risk described in the prospectus if a claim is brought against you or your representatives.

We are selling the Units in this offering ourselves, page 14

17. Please revise this risk factor to quantify the "limited time" that each manager and officer will devote to this offering.

Even if we raise a substantial amount of equity, page 15

18. The discussion relating to the issuance of warrants and the dilution of equity interests should be discussed in a separate risk section. Please revise accordingly.

Acquisition of a plant site may be delayed, page 20

19. Discuss in a separate risk factor the risk to investors resulting from the board of managers having the sole discretion to change the location of the site of the plant for any reason.

The biodiesel and biofuels industry is very competitive, page 22

20. Because this is the first time you use the abbreviation "mmgy," consider showing what it signifies.

The unavailability or loss of state tax incentives in Illinois, page 26

21. Consider expanding upon your disclosure here and in the "Business" section to discuss if and how your business plan would change if the state tax incentives where no longer available. For example, would you try to secure comparable incentives from another state? If no comparable incentives were available, would you proceed with constructing the plant or would you likely halt your efforts.

Compliance with new and existing environmental laws and regulations, page 26

22. Please revise the heading to more accurately reflect the textual discussion dealing permitting requirements and the corresponding risks of not obtaining permits.

We will be subject to Federal and State laws and regulations, page 27

23. Please expand upon your disclosure to discuss some of the most prominent occupational safety laws and regulations that are likely to impact your business.

Please also spell out Occupational Safety and Health Administration prior to using its acronym OSHA.

Expiration of the Commodity Credit Corporation Bioenergy Program, page 27

24. Please provide a brief background into what the Commodity Credit Corporation Bioenergy Program is and tell us whether you anticipated benefits under this program as part of your financing plan.

Our Units represent both financial and membership rights, page 28

25. Please expand your disclosure to discuss in detail the actions that could be deemed contrary to your interests, such that you would have the right to terminate a member and redeem their Units at 80% of the average price. Please also provide disclosure in the Prospectus Summary to highlight that redemption of units following member termination could occur at 80% of average sales of price of the Units.

Forward Looking Statements, page 33

26. Include a statement to indicate that the safe harbor for forward-looking statements is not applicable to you. Refer to Section 27A of the Securities Act of 1933.

Use of Proceeds, page 34

27. State how the net proceeds of the offering will be used, indicating the amount to be used for each purpose and the priority of each purpose, if all of the units are not sold. Please refer to Item 504 of Regulation S-B.

28. Please expand your disclosure to discuss the planned acquisition of land at the Mill Race Industrial Park as the site location for the plant, and identify from whom you will purchase this land. Refer to Instruction 2 to Item 504 of Regulation S-B.

Determination of Offering Price, page 34

29. Given your reference to the $1.00 per Unit purchase price paid by earlier investors, please also disclose here that the price for investors in this offering will be $2.00 per Unit.

Management's Discussion & Analysis, page 31

Business Strategy, page 40

30. We note your belief that legislation providing for subsidies to the biodiesel industry will continue. Please expand your disclosure to discuss the risks associated with a discontinuation of such favorable legislation.

31. In addition to providing your rationale for not seeking to establish a captive relationship with feedstock providers, consider briefly discussing here the risks associated with a tightening of feedstock availability.

32. We note that as part of your justification for the costs of the contract with WCC you reference the reputation for its production quality and brand. Please either provide support for the asserted reputation or revise to adopt these beliefs as your own. Please also provide support for your assertion that WCC has been a market leader in brodiesdel pricing.

33. Please explain what it means that the facilities WCC managers are BQ-9000 accredited. Please also expand upon your disclosure on page 87 to explain what is involved in obtaining BQ-9000 accreditation and who it is that grants this status. Also, reconcile your statement that the facilities WCC manages are BQ-9000 accredited with your disclosure on page 87 wherein you indicate that two of the facilities it manages are not accredited.

34. Please briefly explain what the blender's credit is or provide a cross-reference to the discussion on page 66.

Equity and Debt Capital, page 41

35. We note that you would likely find it necessary to supplement the senior debt financing with subordinated debt. Please discuss whether you have objective criteria to determine whether it is necessary.

Site Acquisition and Development, page 42

36. Quantify the infrastructure capital expenses to obtain access to utilities and rail service.

37. Discuss the impact of having a new site located outside of Stephenson County or outside the state of Illinois, including the possible loss of tax exemptions from the state of Illinois for the construction and operation of your plant.

Construction Agreements and Permits, page 43

    38. Please revise this section to discuss the material terms of your pre-construction services agreement with REG and the design-build agreement you expect to enter with REG, including the associated costs.

Plant Construction and Start-up of Plant Operations, page 43

    39. Revise this section to provide a detailed discussion of the material steps you will need to take to construct your plant. Disclose the estimated costs of and the approximate timetable for beginning and completing each step, including the testing of the plant through certification by the construction engineers.

Supply and Marketing Agreements, page 44

    40. Please revise your disclosure to explain in greater detail how you "intend to consider ways to assure the supply and price of feedstocks."

Critical Accounting Estimates, page 49

    41. Supplementally explain to us how you intend to recognize revenue once you commence operations. To the extent practicable, please also tell us how you intend to measure, record and classify the per gallon fee and the net income based bonus compensation to WCC.

Description of Business, page 53

    42. Please add to your discussion costs and effects of compliance with environmental laws. Please refer to Item 101(b)(11) of Regulation SB.

Biodeisel Production and Supplies, page 57

    43. We note that you intend to be one of the few plants able to process all oils and fats into biodeisel. However, given that 60 new plants are under construction and 35 additional plants have been announced or proposed, please provide support for the inference that these new plants will not have the ability to process biodeisel from all oils and fats.

Plant Location, page 70

44. Please describe in greater detail the investigations relating to environmental and archeological conditions that are underway and the impact, if any, it could have on construction of the plant and/or the acquisition of the Mill Race Industrial Park site. Please refer to Item 102 of Regulation SB.

Transportation and Delivery, page 75

45. Please remove the asserted "verbal assurances" you received from the Canadian National Railroad, and either provide their consent for such assurances or consider adopting the 6-day per week service availability as your belief.

West Central Cooperative, page 86

46. We note that WCC owns one of the four biodiesel plants in the United States that has achieved the BQ-9000 accreditation. However, given that the other two facilities it manages has not received this accreditation, please either provide support for your assertion that it operates these two facilities under the same stringent quality requirements or revise to remove this assertion.

47. Please provide support for your claim that WCC will make available to you any changes or improvements in processing technology that it develops. Is this based on a contractual obligation? If not, either remove this assertion or revise to state it as your belief.

Construction and Timetable for Completion of the Plant, page 88

48. We note that your discussion of the timetable for the completion of the plant is "subject to permitting." We also note the discussion that follows regarding the various permits required. Briefly disclose in this section the expected timing or status of the required government approval. Please refer to Item 101(b)(8) of Regulation SB.

Management, page 93

49. Please disclose the period during which each manager has served, or if all managers have been in their position since your April 28, 2005 formation, please expand to disclose this in the introduction for this section. Refer to Item 401(a)(3) of Regulation S-B.

50. We note your disclosure on page 17 that your managers and officers have other business commitments that will continue to require most of their time and attention. Please revise this section to disclose the amount of time it is expected that the managers and officers will spend on this business.

Executive Compensation, page 98

51. We note that executive offers were granted warrants. Please revise to provide the disclosure required by Item 402(c) of Regulation S-B.

Certain Relationships and Related Transactions, page 100

52. Please expand your disclosure to describe any transactions to which you were a party in which any manager, executive officer, significant security holder, or family member of any such person, had or is to have a direct or indirect material interest, or revise to disclose that no such transactions have occurred. Refer to Item 404 of Regulation S-B.

53. We note that Blackhawk Biofuels, LLC was organized within the past five years. Please include the information required by Item 404(d) of Regulation S-B, as necessary.

Description of Units, page 101

Separability of Membership and Financial Interest, page 101

54. Please clarify how an investor could become a unit holder but fail to become a member or otherwise lose member status. We note in your disclosure in the risk factor on page 28 that a member may be terminated for taking actions contrary to your interest and "for other reasons." Please revise this section and the risk factor, accordingly.

55. In that regard, please revise this section to clarify the requirements for membership and the criteria the Board applies to approve membership of a unit holder holding the minimum number of units required.

Federal Income Tax Consequences, page 114

56. We note this section describes "some of the more important" federal income tax risks and consequences. Please revise your disclosure, as necessary, to the "material" federal income tax consequences of investing in the units.

57. The material federal income tax consequences upon which counsel is opining is unclear. Please clarify whether counsel is only opining on your tax status as a partnership and if so, please revise the remaining discussion to indicate that it is an expression of tax counsel's professional judgment.

58. Please provide us with Exhibit 8.1 as soon as practical so that we may have time to review it. We may have further comment on the exhibit and/or the disclosure in this section.

Plan of Distribution, page 129

59. It appears that you are relying on the safe harbor from broker-dealer registration set out in Rule 3a4-1 of the Securities Exchange Act of 1934. Please provide us with an analysis demonstrating that you satisfy the conditions of the exemption.

Advertising, Sales and other Promotional Materials, page 133

60. Please provide us with copies of the advertising, sales and other promotional materials you intend to use in connection with this offering.

Grants, page F-7

61. Supplementally, please tell us, and if necessary expand your disclosure to include, whether the grants that you have received, or anticipate receiving, contain any clauses or conditions under which you would be required to repay the grant funds received. If such conditions exist, please tell us how you have considered this in your accounting policies for the grants.

Financial Statements for the quarter ended March 31, 2006
Note 6. Subsequent Events, page F-18

62. Please tell us supplementally how you will be accounting for the monthly payment for the option to purchase land.

General

63. Please update your financial statements and the other relevant sections of your filing to comply with the requirements of Item 310 (g) of Regulation S-B.

64. An updated accountant's consent should be included in the next amendment to your filing.

Exhibits

65. Please file the agreement you entered into with Ascendant Partners, Inc. with your next amendment or tell us why you believe it is not material for purposes of Item 601(b)(10) of Regulation S-B. We also recommend that you file the feasibility study that was delivered to the board of managers pursuant to your disclosure on page 39.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflet at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions. If you need further assistance, you may contact me at (202) 551-3315.

Regards,

Hanna T. Teshome
Special Counsel

cc: Via Facsimile (612) 371-3207
        Joe R. Thompson, Esquire
        Lindquist & Vennum PLLP
        4200 IDS Center, 80 South Eight Street
        Minneapolis, Minnesota 55402